

<u>CORRECTED</u>
October 23, 2014

<u>Via E-Mail</u>
Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 East First Street
P.O. Box 847
Rufus, OR 97050

> **Re: Auscrete Corporation**
> **Registration Statement on Form S-1**
> **Filed October 7, 2014**
> **Pre-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed October 15, 2014**
> **File No. 333-199187**

Dear Mr. Sprovieri:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are registering the resale of 17,435,000 shares of common stock by the selling shareholders. Given the size of the offering relative to the number of outstanding shares held by non-affiliates, we believe that this transaction may be a primary offering. Because you are ineligible to conduct a primary offering on Form S-3, you are ineligible to conduct a primary offering under Rule 415(a)(4). If you disagree with our analysis, tell us why you believe that you can rely on Rule 415(a)(1)(i) for the offering. In your analysis address these factors:

- The number and nature of the selling shareholders and the percentage of the overall offering made by each shareholder.

- The date on which and the manner in which each selling shareholder received its securities.

- The relationship of each selling shareholder to the registrant, including an analysis of whether the selling shareholder is an affiliate of the registrant.

- Any relationships among the selling shareholders.

- The dollar value of the securities registered in relation to the proceeds that the registrant received from the selling shareholders for the securities, excluding amounts of proceeds that were returned or will be returned to the selling shareholders and/or their affiliates in fees or other payments.

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

For guidance you may wish to refer to Question 612.09 in the Securities Act Rules section of our Compliance and Disclosure Interpretations on the Commission's website.

Registration Statement's Facing Page

2. Since the securities being registered are to be offered and sold on a continuous or delayed basis, please check the Rule 415 box.

Our management will have broad discretion in using the proceeds of any funding…, page 7

3. Since you will not receive any proceeds from this offering, please delete the sentence "Therefore, our management will have broad discretion in applying the net proceeds of this offering."

Selling Shareholders, page 9

4. Include a column in the table showing the percentage if 1% or more of the class of securities to be owned by each selling shareholder after completion of the offering. See Item 507 of Regulation S-K.

Exhibits

5. File also the consent of Anton & Chia as an exhibit to the registration statement.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from each registrant acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director